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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1995

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to _____________

                 Commission file number 0-10196


                  INDEPENDENT BANKSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP/401(K) PLAN


                  INDEPENDENT BANKSHARES, INC.
                       547 Chestnut Street
                      Abilene, Texas  79602

==================================================================

                  INDEPENDENT BANKSHARES, INC.,
              EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                    FINANCIAL STATEMENTS AND
                  INDEPENDENT AUDITORS' REPORT

                   December 31, 1995 and 1994

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                            CONTENTS

                   December 31, 1995 and 1994

                                                             Page

FINANCIAL STATEMENTS:

     Independent Auditors' Report                               3

     Statements of Net Assets Available for Plan
      Benefits                                                  4

     Statements of Changes in Net Assets Available
      for Plan Benefits                                         5

     Notes to Financial Statements                              6

SUPPLEMENTARY INFORMATION:

     Independent Auditors' Report on Supplementary
      Information                                              10

     Schedule of Assets Held for Investment Purposes           11

     Schedule of Reportable Transactions                       12

     Signature                                                 13

     Index to Exhibits                                         14

                          [Letterhead]

                        February 23, 1996

To the Employee Stock Ownership/401(k)
 Plan Committee of Independent Bankshares, Inc.
 Abilene, Texas

                  Independent Auditors' Report

     We have audited the accompanying statements of net assets available for plan benefits of the Independent Bankshares, Inc. Employee Stock Ownership/401(k) Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Independent Bankshares, Inc. Employee Stock Ownership/401(k) Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

                              /s/ Condley and Company, L.L.P.

                              Certified Public Accountants

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           December 31,
                                           ------------
                                        1995           1994
                                        ----           ----
     ASSETS

CASH AND CASH EQUIVALENTS               $   96,344     $ 30,472

CONTRIBUTIONS RECEIVABLE                     2,919        5,397

INVESTMENTS AT FAIR VALUE (NOTE 5)       1,220,693      682,593

NOTES RECEIVABLE (NOTE 6)                    3,595          764

ACCRUED INCOME                               3,508        3,306
                                        ----------     --------
TOTAL ASSETS                             1,327,059      722,532

LIABILITIES                                  4,425        3,844
                                        ----------     --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $1,322,634     $718,688
                                        ==========     =========


The accompanying notes are an integral part of the financial statements.

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                      Year Ended December 31,
                                      -----------------------
                                        1995           1994
                                        ----           ----
ADDITIONS:

Investment Income (Expenses):
  Net unrealized appreciation
    (depreciation) in fair value of
    investments                         $  511,937     $(88,456)
 Dividend income                            18,311       15,472
 Interest income                             5,314        3,444
 Miscellaneous income                          122            0
 Gain (loss) on sale of investments            414         (551)
                                        ----------     ---------
     Total Investment Income (Expenses)    536,098      (70,091)

Employer contributions                      69,690       61,911

Employee contributions                      63,316       40,032
                                        ----------     --------
     Total Additions                       669,104       31,852
                                        ----------     --------
DEDUCTIONS:

 Distributions to participants              47,946       93,928

 Administrative expenses                    17,212       18,478
                                        ----------     --------
     Total Deductions                       65,158      112,406
                                        ----------     --------
NET INCREASE (DECREASE)                    603,946      (80,554)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

 Beginning of Year                         718,688      799,242
                                        ----------     --------
 End of Year                            $1,322,634     $718,688
                                        ==========     ========


The accompanying notes are an integral part of the financial statements.

INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

                  NOTES TO FINANCIAL STATEMENTS

                   December 31, 1995 and 1994

NOTE 1:   DESCRIPTION OF PLAN

     Independent Bankshares, Inc. (the "Company") established the Independent Bankshares, Inc. Employee Stock Ownership Plan (the "Plan") effective January 1, 1987. The Plan is an employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by Independent Bankshares, Inc. Employers participating in the Plan during the year are Independent Bankshares, Inc. and its wholly owned subsidiaries First State Bank, N.A., Abilene, Texas and First State Bank, N.A., Odessa, Texas. First State Bank, N.A., Odessa, Texas is the Plan's trustee.

     The Plan was amended in 1993 to add 401(k) provision. This allows plan participants to make salary deferrals which are credited to each participant's account. The Plan name was changed to the Independent Bankshares, Inc. Employee Stock Ownership/401(k) Plan.

     The more significant aspects of the Plan are summarized below:

Eligibility to Participate

     An employee becomes a participant on the January 1 or July 1 coincident with or immediately following the later of the date on which he or she completes one year of service (1,000 hours), and attains age 21.

Employer's Contributions

     The Company, at its discretion, annually will determine the amount of its contribution, if any, to the Plan. The Company may make its contribution to the Plan in cash or in the Company's common stock or such property that is acceptable to the trustee. For each plan year the Company and its subsidiaries contribute to the Plan, the allocation of the contribution will be based upon a participant's proportionate share of the total compensation paid during that plan year to all participants in the Plan. The Company may also, at its discretion, make a matching contribution of up to 5% of eligible participants' yearly compensation.

Employee Contributions

     The Plan permits (but does not require) employees to make voluntary contributions or salary deferrals up to the maximum amount allowable by law.

Vesting

     An employee's interest in the contributions by the Company and its subsidiaries to the Plan for the employee's benefit becomes 100% vested (nonforfeitable) upon the employee attaining age 65, or if the employee terminates employment because of death or disability. If an employee terminates employment prior to normal retirement age for any reason other than death or disability, then the employee's interest in the contributions by the Company and its subsidiaries to the Plan for the employee's benefit becomes vested in accordance with the following schedule:


          Years of Service                   Nonforfeitable
          With the Employer                  Accrued Benefit
          -----------------                  ---------------
             Less than 2                          None
                  2                                10%
                  3                                20%
                  4                                40%
                  5                                60%
                  6                                80%
                  7                               100%


Forfeitures

     The Plan provides two methods of vesting forfeiture. The primary method of vesting forfeiture is the "forfeiture break in service" rule. The secondary method of forfeiture is the "cash out" rule. Termination of employment alone will not result in a forfeiture under the Plan unless an employee does not return to employment with the Company before incurring a "forfeiture break in service" (a period of 5 consecutive plan years). The cash out rule becomes operative if an employee terminates employment and receives a total distribution of the vested portion of his or her account balance.

Distributions

     Distributions after an employee attains age 65 will be paid as soon thereafter as practical.

     If an employee dies prior to receiving all of his or her benefits under the Plan, the trustee will pay the balance of their account to their beneficiary.

     If an employee becomes disabled, the trustee will pay his or her account balance as if he or she had retired.

     If an employee terminates employment prior to attaining normal retirement age, the trustee will distribute the employee's vested interest in lump sum or in equal installments over a fixed period of time. The Employee Stock Ownership/401(k) Plan Committee will direct the trustee to distribute the employee's vested interest in the Plan at any time prior to the close of the plan year in which the employee separates from service, postpone distribution until after the plan year in which the employee separates from service, or postpone distribution until the employee attains age 65.

Plan Termination

     The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

     The common shares of the Company are valued at fair value on December 31 of each year. Fair value at December 31, 1995, was determined by using the closing sales price for the last market transaction on or prior to that date according to the American Stock Exchange. Fair value at December 31, 1994, was determined by averaging the closing bid and asked prices on that date according to the NASDAQ stock exchange.

     Each preferred share of the Company is convertible to 18.375 common shares. The preferred shares are valued using the fair value of the common shares on December 31 of each year.

     Mutual funds owned by the Company are valued on December 31 of each year. Fair value is determined by the fair value on December 31 as published in the Wall Street Journal.

     Dividend income is accrued on the ex-dividend date.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the specific identification method.

Contributions

     Contributions are recognized in the year in which they are declared and not received.

NOTE 3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 1995, that the Plan is qualified and tax-exempt under the appropriate sections of the Code.

NOTE 4.   ADMINISTRATION OF PLAN ASSETS

     The Plan's assets, which consist principally of the Company's Common Stock and Series C Preferred Stock and mutual funds are held by the trustee of the Plan.

     Contributions are held and managed by the trustee under the direction of the Employee Stock Ownership/401(k) Plan Committee.
The trustee invests contributions received, interest, and dividend income and makes distributions to participants.

     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

NOTE 5.   INVESTMENTS

     The Plan's investments, at December 31, are presented in the following table:


                                             1995
                              -----------------------------------
                              Number of
                              Shares Held    Cost      Fair Value
                              -----------    ----      ----------
Independent Bankshares, Inc.
 Common Stock                 55,338         $222,814  $  594,884
Independent Bankshares, Inc.
 Series C Preferred Stock      2,918          122,556     576,395
Federated Managed Income Fund    560.58         5,657       5,886
Federated Managed Growth &
 Income Fund                   1,824.88        18,887      20,092
Federated Managed Growth Fund  1,223.85        12,730      13,854
Federated Managed Aggressive
 Growth Fund                     842.02         8,784       9,582
                                             --------  ----------
                                             $391,428  $1,220,693
                                             ========  ==========

                                             1994
                              -----------------------------------
                              Number of
                              Shares Held    Cost      Fair Value
                              -----------    ----      ----------
Independent Bankshares, Inc.
 Common Stock                 37,633         $191,084  $305,768
Independent Bankshares, Inc.
 Series C Preferred Stock      2,918          122,556   326,728
Federated Stock and Bond
 Mutual Fund                     815.3         13,305    12,833
Federated Stock Trust
 Mutual Fund                     354.32         9,113     8,567
Federated Intermediate
 Government Trust Mutual Fund  1,107.8549      11,650    11,090
Federated Growth Trust
 Mutual Fund                     327.54         7,336     6,538
Federated Bond Mutual Fund     1,183.8423      10,221    11,069
                                             --------  --------
                                             $365,265  $682,593
                                             ========  ========

NOTE 6.   NOTES RECEIVABLE

     Notes receivable consists of two notes dated March 29, 1995, and June 30, 1995, from participants, payable in quarterly installments of $163 and monthly installments of $48, respectively, both including interest at 9%. The principal balances of these notes totaled $3,595 at December 31, 1995.

     A note receivable dated July 1, 1994, from a participant, payable in monthly installments of $45, including interest at 7.25%, with a principal balance of $764 at December 31, 1994, was paid off on June 30, 1995.

                    SUPPLEMENTARY INFORMATION

                        February 23, 1996

To the Employee Stock Ownership/401(k)
 Plan Committee of
  Independent Bankshares, Inc.
  Abilene, Texas

    Independent Auditors' Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ Condley and Company, L.L.P.

                              Certified Public Accountants


                            INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
                                                     EIN 75-1717279
                                                      Plan No. 003
                                            Plan Year Ended December 31, 1995

                               Item 30a - Schedule of Assets Held for Investment Purposes


a                                  b                                       c                   d

                                   Description of Investment,
                                   Including Maturity Date, Rate
Identify of Issuer, Borrower       of Interest, Collateral, Par or                             Current
Lessor, or Similar Party           Maturity Value                          Cost                Value
----------------------------       -------------------------------         ----                -------
Independent Bankshares, Inc.       55,338 shares of $0.25 par value
                                    Common Stock                           $222,814            $594,884

Independent Bankshares, Inc.       2,918 shares of 10% Series C
                                    Cumulative Convertible $10 par
                                    value Preferred Stock                   122,556             576,395

Federated Managed Income Fund      560.5805 fund units                        5,657               5,886

Federated Managed Growth &
 Income Fund                       1,824.8829 fund units                     18,887              20,092

Federated Managed Growth Fund      1,223.85 fund units                       12,730              13,854

Federated Managed Aggressive
 Growth Fund                       842.015 fund units                         8,784               9,582



                            INDEPENDENT BANKSHARES, INC. EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
                                                     EIN 75-1717279
                                                      Plan No. 003
                                            Plan Year Ended December 31, 1995

                                     Item 30d - Schedule of Reportable Transactions


a              b                   c         d         e         f              g              h              i

               Description of                                                                  Current
               Assets (Include                                   Expense                       Value of
Identity of    Interest Rate                                     Incurred                      Asset on
Party          and Maturity in     Purchase  Selling   Lease     With           Cost of        Transaction    Net Gain
Involved       case of a Loan)     Price     Price     Rental    Transaction    Asset          Date           or (Loss)
-----------    ---------------     --------  -------   ------    -----------    -------        -----------    ---------
None


                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 22, 1996    INDEPENDENT BANKSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP/401(K) PLAN



                         By:  /s/ Connie R. Pollard
                              ---------------------------------------
                              Connie R. Pollard, Trustee
                              Senior Vice President and Trust Officer

                           INDEX TO EXHIBITS

Exhibit No.              Description                      Page No.
-----------              -----------                      --------
1.1                      Consent of Independent Public    15
                         Accountants

Exhibit 1.1

                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's currently effective Registration Statement on Form S-8 regarding the Company's Employee Stock Ownership/401(k) Plan.

                                 /s/ Condley and Company, L.L.P.

                                 Certified Public Accountants

Abilene, Texas
February 23, 1996